UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 10 7
(CUSIP Number)

DOUGLAS D.G. BIRNIE
2441 West Horizon Ridge Pkwy, Suite 120
Henderson, NV 89052
(702) 932-0353
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [    ].

CUSIP No. 46267T 10 7

1.	Names of Reporting Person:	DOUGLAS D.G. BIRNIE
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[_]

(b)	[_]

NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO (Other)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

6.	Citizenship or Place of Organization: CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	975,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	975,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 975,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 10.7%

14.	Type of Reporting Person (See Instructions): IN (Individual)

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ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Ireland Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 201, Blaine, WA 98230.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

DOUGLAS D.G. BIRNIE (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 2441 West Horizon Ridge Pkwy, Suite 120, Henderson, NV 89052.

C.	Present Principal Occupation and Employment:

On March 30, 2007, the Reporting Person was appointed the Secretary of the Company. The principal executive offices of the Company are located at Suite 201, 810 Peace Portal Drive, Blaine, WA 98230.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:	The Reporting Person is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 30, 2007, the Reporting Person was granted stock options entitling the Reporting Person to purchase 550,000 shares of the Company’s common stock, exercisable immediately at a price of $0.20 per share for a period of two years. The options were granted pursuant to the Company’s 2007 Stock Incentive Plan adopted by the Company’s Board of Directors on March 27, 2007.

The Reporting Person is deemed to be a beneficial owner of more than 5% of the Company’s common stock issued and outstanding through his right to acquire the 550,000 shares acquirable under the stock options within 60 days.

Prior to the granting of stock options to the Reporting Person, the Reporting Person held 425,000 shares of the Company’s common stock (representing less than 5% of the Company’s common stock currently issued and outstanding). The 425,000 shares directly held by the Reporting Person were acquired through private transactions and the consideration for the acquisitions was paid from the personal funds of the Reporting Person.

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ITEM 4.	PURPOSE OF TRANSACTION

On March 30, 2007, the Reporting Person was granted stock options entitling the Reporting Person to purchase 550,000 shares of the Company’s common stock, exercisable immediately at a price of $0.20 per share for a period of two years. The options were granted pursuant to the Company’s 2007 Stock Incentive Plan adopted by the Company’s Board of Directors on March 27, 2007.

The purpose of the granting of stock options to the Reporting Person under the 2007 Stock Incentive Plan is to enhance the long-term stockholder value of the Company by offering opportunities to the Reporting Person as an officer of the Company to acquire and maintain stock ownership in the Company in order to allow him the opportunity to participate in the Company's growth and success, and to encourage him to remain in the service of the Company.

The Reporting Person was appointed Secretary of the Company and was granted options on March 30, 2007 pursuant to an assignment agreement dated March 29, 2007 (the “Assignment Agreement’) with Nanominerals Corp. (“Nano”) of Las Vegas, Nevada. Under the terms of the Assignment Agreement, Nano will assign to the Company its options to acquire up to 100% of two mineral properties, the Columbus Project located in Esmeralda County, Nevada and the Red Mountain Project located in San Bernardino County, California.

The consideration for the assignment of the Columbus Options and the Red Mountain Options by Nano will be as follows:

1.	the issuance of a total of 7,500,000 restricted shares of the Company to Nano and its business associates.

2.	the issuance of $5,000,000 of promissory notes payable to Nano as follows:

	i.	$500,000 within 60 days of closing;
	ii.	$1,500,000 on July 31, 2008; and
	iii.	$3,000,000 on July 31, 2009.

3.	the grant to Nano of a royalty of 5% of net smelter returns from the Columbus and Red Mountain Projects.

4.

the Company assuming certain obligations of Nano under the Columbus Agreement and the Red Mountain Agreement, and agreeing to reimburse Nano for expenditures made on the Columbus Project since January 1, 2007 and to reimburse Nano for expenditures on the Red Mountain Project from the date of the Assignment Agreement to Closing.

In addition to the consideration described above, Lorrie Archibald, the President, a director and principal shareholder of the Company has agreed to transfer 4,550,000 shares of the Company held by her to Nano.

Closing is expected to take place on or before June 30, 2007. Closing is subject to a number of conditions, including the appointment of the Reporting Person as President and a Director of the Company. Pending closing, the Reporting Person agreed to serve as Secretary of the Company.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP No. 46267T 10 7

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of March 30, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	975,000(1)	10.7%(2)
---------------------------------	----------------	--------------------------------------------------

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)	Consists of 425,000 shares held directly by the Reporting Person and options to acquire an additional 550,000 shares of our common stock exercisable within 60 days of the date hereof.

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(2)

Applicable percentage of ownership is based on 9,137,500 common shares outstanding as of March 30, 2007, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the grant of the option described above, the Reporting Person has not effected any transactions in the Company’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Stock Option Agreement dated March 30, 2007 between the Company and Douglas D.G. Birnie.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2007

Date

/s/ Douglas D.G. Birnie

Signature

DOUGLAS D.G. BIRNIE

Name/Title

DIRECTOR / OFFICER NON-QUALIFIED STOCK OPTION AGREEMENT OF IRELAND INC.
A Nevada Corporation

THIS AGREEMENT is made between IRELAND INC., a Nevada corporation (hereinafter referred to as the "Company"), and DOUGLAS D.G. BIRNIE of 2441 West Horizon Ridge Pkwy, Suite 120, Henderson, NV 89052 (hereinafter referred to as the “Optionee”), a director or officer of the Company, or a director or officer of the Company’s subsidiary, effective as of the 30th day of March, 2007.

1.	Option Granted

The Company hereby grants the Optionee a non-qualified option to purchase Five Hundred Fifty Thousand (550,000) shares of the Company’s Common Stock at a purchase price of $0.20 US per share for a term commencing on the effective date of this Agreement and expiring at 5:00 pm (Pacific Time) on the 30th day of March, 2009 (the “Expiration Date”), subject to termination as set forth herein. All options will be fully vested upon execution of this Agreement.

2.	Time of Exercise of Option

The Optionee may exercise the option granted herein at any time after the effective date of this Agreement until the date of termination of the option as provided herein.

3.	Method of Exercise

This option shall be exercised by written notice delivered to the Company at its principal place of business, stating the number of shares for which the option is being exercised. The notice must be accompanied by a check or other methods of payment acceptable to the Plan Administrator for the amount of the purchase price, and comply with all the requirements of the Company’s 2007 Stock Incentive Plan dated March 27, 2007, attached hereto and made a part hereof by this reference.

4.	Capital Adjustments

The existence of this option shall not affect in any way the right or power of the Company or its stockholders to: (1) make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure or its business; (2) enter into any merger or consolidation; (3) issue any bonds, debentures, preferred or prior preference stocks ahead of or affecting the common stock or the rights thereof, (4) issue any securities convertible into any common stock, (5) issue any rights, options, or warrants to purchase any common stock, (6) dissolve or liquidate the Company, (7) sell or transfer all or any part of its assets or business, or (8) take any other corporate act or proceedings, whether of a similar character or otherwise.

5.	Reorganization, Merger, Amalgamation and Consolidation

If there shall, prior to the exercise of any of the options provided for by this Agreement, be any reorganization of the authorized capital of the Company by way of consolidation, merger, subdivision, amalgamation or otherwise, or the payment of any stock dividends, then there shall automatically be an adjustment in either or both of the number of shares which may be purchased pursuant hereto or the price at which such shares may be purchased so that the rights evidenced hereby shall thereafter as reasonably as possible be equivalent to those originally granted hereby. The Company shall have the sole and exclusive power to make such adjustments as it considers necessary and desirable.

In the event of a complete liquidation of the Company or a merger, reorganization, or consolidation of the Company with any other corporation in which the Company is not the surviving corporation, or the Company becomes a wholly-owned subsidiary of another corporation, any unexercised options granted under this Agreement shall be deemed cancelled unless the surviving corporation in any such merger, reorganization, or consolidation elects to assume the options under this Agreement or to issue substitute options in place thereof; provided, however, that notwithstanding the foregoing, if such options would be cancelled in accordance with the foregoing, the Optionee shall have the right exercisable during a ten-day period ending on the fifth day prior to such liquidation, merger, or consolidation to exercise such option in whole or in part without regard to any installment exercise provisions in this Agreement.

6.	Transfer of this Option

During the Optionee's lifetime, this option shall be exercisable only by the Optionee. This option shall not be transferable by the Optionee other than by the laws of descent and distribution upon the Optionee's death. In the event of the Optionee's death during the term of this Agreement, the Optionee's personal representatives may exercise any portion of this option that remains vested and unexercised at the time of the Optionee's death, provided that any such exercise must be made, if at all, during the period within six (6) months after the Optionee's death, and subject to the option termination date specified in Paragraph 7(d) below.

7.	Termination of Option

This Agreement and the Optionee's right to exercise any options shall terminate on the earliest of the following dates:

(a)

Subject to subsection (b) below, the date which is thirty (30) days from the later of the dates on which: (i) the Optionee ceases to act as a director or officer of the Company or any subsidiary of the Company; (ii) the Optionee ceases to be engaged as a consultant of the Company or any subsidiary of the Company, if applicable; (iii) the Optionee ceases to be an employee of the Company or any subsidiary of the Company, if applicable;

(b)

In the event of the termination of the Optionee as a director, officer, employee or consultant as a result of a breach of the Optionee’s obligations to the Company or any subsidiary of the Company, the earliest date on which the Optionee is terminated as a director, officer, employee or consultant;

(c)	The date which is six months from the date of the Optionee's death, in the event of termination as a result of the death of the Optionee; or

(d)	The Expiration Date.

8.	Rights as Shareholder

The Optionee will not be deemed to be a holder of any shares pursuant to the exercise of this option until he or she pays the option price and a stock certificate is delivered to him or her for those shares.

No adjustment shall be made for dividends or other rights for which the record date is prior to the date the stock certificate is delivered.

9.	Integration with the Company’s 2007 Stock Incentive Plan

All of the terms and conditions of the Company’s 2007 Stock Incentive Plan, attached hereto and made a part hereof by this reference, are specifically made a part of this Agreement and shall control with regard to the interpretation or construction of any provision that is inconsistent herewith. This Agreement will be governed by and construed in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 30th day of March, 2007.

IRELAND INC.
by its authorized signatory:

/s/ Lorrie Ann Archibald

LORRIE ANN ARCHIBALD, PRESIDENT

OPTIONEE:

/s/ Douglas D.G. Birnie

SIGNATURE OF DIRECTOR / OFFICER

DOUGLAS D.G. BIRNIE
NAME OF DIRECTOR / OFFICER

2441 West Horizon Ridge Pkwy, Suite 120
ADDRESS

Henderson, NV 89052

550,000
NUMBER OF OPTIONS